Exhibit 99.1

NeuroSense Therapeutics Announces Pricing of Initial Public Offering of Units and Approval to List on Nasdaq Capital Market

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NeuroSense Therapeutics Ltd.

December 08, 2021, 19:00 ET

Cambridge, Massachusetts, December 08, 2021

NeuroSense Therapeutics Ltd., a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases, such as ALS, Alzheimer’s and Parkinson’s disease, today announced the pricing of its previously announced initial public offering of 2,000,000 units, each consisting of one ordinary share and a warrant representing the right to purchase one ordinary share with an exercise price of $6.00, at an initial public offering price of $6.00 per unit, for gross proceeds of approximately $12 million. In addition, NeuroSense has granted the underwriter a 45-day option to purchase up to 300,000 additional ordinary shares and/or 300,000 additional warrants at the initial public offering price, less underwriting discounts and commissions. NeuroSense’s ordinary shares and warrants have been approved for listing on the Nasdaq Capital Market and are expected to begin trading on December 9, 2021 under the ticker symbols “NRSN” and “NRSNW,” respectively.

Maxim Group LLC is acting as the sole book-running manager for the offering.

All ordinary shares and warrants to be sold in the offering are being offered by NeuroSense. The offering is expected to close on or about December 13, 2021, subject to the satisfaction of customary closing conditions.

NeuroSense expects to receive net proceeds from this offering of approximately $9.9 million, or approximately $11.5 million if the underwriter exercises its option to purchase additional ordinary shares and/or warrants in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by NeuroSense. NeuroSense intends to use the net proceeds from this offering to advance the clinical development of its lead product candidate, PrimeC, for the treatment of ALS through the completion of a planned Phase IIb trial and the preparation for the initiation of a Phase III clinical trial, for preclinical research and development in support of potential investigational new drug applications for its product candidates targeting Alzheimer’s and Parkinson’s, and for working capital and general corporate purposes.

A registration statement relating to the units being sold in this offering has been filed with the Securities and Exchange Commission (the “SEC”) and was declared effective on December 8, 2021. The offering is being made only by means of a prospectus. Copies of the final prospectus relating to the initial public offering may be obtained, when available, for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, electronic copies of the final prospectus, when available, may be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, New York 10022, at (212) 895-3745.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of any such state or jurisdiction.

About NeuroSense Therapeutics

NeuroSense Therapeutics is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include ALS, Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients. Due to the complexity of neurodegenerative diseases, NeuroSense’s strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

Forward-Looking Statements

This press release contains forward-looking statements, including with respect to the expected closing of NeuroSense Therapeutics’ proposed initial public offering and use of proceeds. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including market and other conditions and that the conditions to the closing of the initial public offering may not be satisfied. NeuroSense Therapeutics undertakes no obligation to update any such forward-looking statements after the date hereof to conform to actual results or changes in expectations, except as required by law.